D. Bradley Peck	VIA EDGAR
T: (858) 550-6012
bpeck@cooley.com

November 25, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Mr. Brian Cascio

          Accounting Branch Chief

RE:	Cymer, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 5, 2009

File No. 000-21321

Ladies and Gentlemen:

On behalf of Cymer, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2009 from Brian Cascio, Accounting Branch Chief, to Paul B. Bowman, Senior Vice President, Chief Financial Officer and Secretary of the Company, which contained the Staff’s comments with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009 and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, filed on November 5, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

2008—Business and Economic Highlights, page 39

1.	We reference the disclosure that you recorded charges of $3 million in the three months ended December 31, 2008 due to an 8% reduction in your global workforce. To the extent that this is part of a restructuring plan, please tell us where you have provided the disclosures required by FASB ASC 420-10-50 (SFAS 146) and SAB Topic 5.P.4.

United States Securities and Exchange Commission

November 25, 2009

Page Two

Response: The Company respectfully acknowledges the Staff’s comment. The Company provided the subject disclosure in the overview section of MD&A as part of a description of several items that affected the Company and actions that were taken by management during the 2008 fiscal year as a result of or in response to negative developments in the global economy which gave context to the Company’s overall financial performance for the year. The $3 million charge primarily consisted of one-time employee termination benefits, of which all but $484,000 was paid prior to December 31, 2008. During the preparation of its 2008 annual report on Form 10-K, the Company reviewed and considered the guidance within FASB ASC 420-10-50 and SAB Topic 5.P.4 and determined that its disclosures were adequate given the significance of the charge.

Controls and Procedures, page 63

2.	We note that you refer to “disclosure controls and procedures” as defined in the Exchange Act but that your officers only concluded that your disclosure controls and procedures were effective “in ensuring that the information required to be disclosed by [you] in reports that [you] file under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.” In your future filings, also disclose whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note that this comment also applies to your effectiveness conclusions in your quarterly reports as well.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will provide the requested disclosure.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Condensed Consolidated Statements of Cash Flows, page 6

3.	We see that you reconcile net income (loss) attributable to Cymer, Inc. to net cash provided by (used in) operating activities. Under FASB ASC 230-10, a statement of cash flows prepared under the indirect method should start with “net income.” FASB ASC 810-10-65-1 defines “net income” as net income attributable to both the controlling and noncontrolling interests. As such, in future filings please begin your consolidated statement of cash flows with “net income” as defined in FASB ASC 810-10-65-1. Please also note that “net income attributable to noncontrolling interests” should not be included as a reconciling item in the operating section of a consolidated cash flow statement.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will begin its consolidated statement of cash flows with “net income” as defined by FASB ASC 810-10-65-1 and will exclude “net income attributable to noncontrolling interests” as a reconciling item within the operating section of its consolidated cash flow statement.

United States Securities and Exchange Commission

November 25, 2009

Page Three

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Nine months ended September 30, 2009 and 2008, page 29

Restructuring, page 31

4.	Regarding the restructuring plan implemented in the first quarter of 2009, in future filings please provide quantified disclosure of the expected cost savings from the exit plans and identify the period when you expect to first realize those benefits. For guidance on MD&A disclosures about exit plans, please refer to SAB Topic 5-P.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will provide the requested disclosure.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 25, 2009

Page Four

Please contact me at (858) 550-6012 with any questions regarding our responses to the Staff’s comments or any further comments.

Sincerely,

/s/ D. Bradley Peck
D. Bradley Peck

DBP:jtc

cc:	Mr. Paul B. Bowman
Ms. Rae Ann Werner